UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


    (Check one):[ ]Form 10-K   [ ]Form 20-F   [ ]Form 11-K   [X]Form 10-Q
                [ ]Form N-SAR  [ ]Form N-CSR

         For Period Ended: September 30, 2005
                           ----------------------
         [ ]   Transition Report on Form 10-K
         [ ]   Transition Report on Form 20-F
         [ ]   Transition Report on Form 11-K
         [ ]   Transition Report on Form 10-Q
         [ ]   Transition Report on Form N-SAR
         For the Transition Period Ended: _______________________________

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  Read attached instruction sheet before preparing form. Please print or type.
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _________________________________


PART I -- REGISTRANT INFORMATION

Fedders Corporation
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Full Name of Registrant

N/A
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Former Name if Applicable

505 Martinsville Road
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Address of Principal Executive Office (Street and Number)

Liberty Corner, New Jersey  07938-0813
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      |  (a)  The reasons described in reasonable detail in Part III of this
      |       form could not be eliminated without unreasonable effort or
      |       expense;
 ---  |  (b)  The subject annual report, semi-annual report, transition report
|   | |       on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
|   | |       portion thereof, will be filed on or before the fifteenth calendar
 ---  |       day following the prescribed due date; or the subject quarterly
      |       report or transition report on Form 10-Q, or portion thereof, will
      |       be filed on or before the fifth calendar day following the
      |       prescribed due date; and
      |  (c)  The accountant's statement or other exhibit required by Rule
      |       12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Fedders Corporation (the "Company") hereby requests an extension of time to file its Quarterly Report on Form 10-Q for the period ended September 30, 2005. The Company has been unable to file its Quarterly Reports on Form 10-Q for the periods ended March 31, 2005 and June 30, 2005 due to delays in the transition from its prior accountant, following the filing of the Company's financial statements for the year ended December 31, 2004 on September 30, 2005, to a new accountant. Consequently, the financial statements for the Company's third fiscal quarter cannot be completed until the financial statements for such periods are completed and therefore the Company is unable to file its Form 10-Q by November 10, 2005 without unreasonable effort or expense. Although at this time the Company cannot provide a specific date for the completion of the fiscal third quarter financial statements and the filing of the Form 10-Q, the Company does not currently anticipate that the Form 10-Q will be filed by the fifth calendar day following the date on which it was due.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

   Kent E. Hansen                   908                     604-8686
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       (Name)                   (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s).                                         Yes [ ]  No [X]

The Company's Quarterly Reports on Form 10-Q for the periods ended March 31, 2005 and June 30, 2005.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 Yes [X]  No [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On October 25, 2005 the Company sold all of the capital stock of Melcor Corporation, its thermal management subsidiary for $17.4 million in cash. Melcor's results of operations, assets and liabilities are therefore considered discontinued operations. Melcor was previously included in the Engineered Products segment. The following information presents results of continuing operations for the periods indicated.

The Company anticipates that, net sales in the third quarter ended September 30, 2005 will decrease 2% to approximately $65 million from net sales of $66.3 million in the third quarter of 2004. It is anticipated that as a result of increased inventory of room air conditioners in key North American retail markets carried over from 2004, which was caused by cooler than normal weather in 2004, net sales for the nine months ended September 30, 2005 will decrease 26.8% to approximately $261 million from net sales of $356.5 million in the nine months ended September 30, 2004. This decrease in room air conditioner sales was offset in part by increased sales of commercial air conditioners resulting from the acquisition of Addison and Islandaire. The more favorable weather in key North American markets during 2005 had the effect of clearing inventories through distribution channels and better positioning the industry well going into 2006.

During the nine months ended September 30, 2005, the Company manufactured fewer room air conditioners than in the prior year in order to reduce inventories. Reduced production has the effect of increasing costs as a result of lower overhead absorption. The Company anticipates that, despite increased costs related to lower overhead absorption and inflationary pressures on raw materials, its gross profit margin as a percentage of net sales has increased as a result of more favorable product mix and price increases initiated to offset material cost increases realized during 2004. It is anticipated that the gross margin for the 2005 third quarter increased to approximately 18% versus 9.8% in the prior year period and for the 2005 nine-month period to approximately 19% in 2005 versus 15.3% in the prior year period.

The Company anticipates a net loss from continuing operations for the quarter and nine months ended September 30, 2005, as was the case in the same periods in 2004.

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                               Fedders Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 10, 2005                 By: /s/ Kent E. Hansen
      ---------------------                 ----------------------------------
                                            Name:  Kent E. Hansen
                                            Title: Executive Vice President